UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

                 PPD, Inc.

(Name of Issuer)

                        Common Stock, par value $0.01 per share

(Titles of Class of Securities)

                              69355F102

(CUSIP Number)

                           December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69355F102		13G	Page 2 of 7
1	NAME OF REPORTING PERSON Abu Dhabi Investment Authority
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 -0-% (1)
12	TYPE OF REPORTING PERSON OO

(1) As reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2021, pursuant to an Agreement and Plan of Merger dated April 15, 2021 by and among the Issuer, Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”) and Powder Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Thermo Fisher, each issued and outstanding share of the Issuer’s Common Stock was automatically canceled and retired and ceased to exist on the date of such filing.

CUSIP No. 69355F102		13G	Page 3 of 7
1	NAME OF REPORTING PERSON Platinum Falcon B 2018 RSC Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 -0-%
12	TYPE OF REPORTING PERSON CO

Item 1(a). Name of Issuer:

PPD, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

929 North Front Street
Wilmington, North Carolina 28401

Item 2(a). Name of Person Filing:

1.	Abu Dhabi Investment Authority

2.	Platinum Falcon B 2018 RSC Limited

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

1.	211 Corniche Street P.O. Box 3600 Abu Dhabi, United Arab Emirates 3600

2.	Level 26, Al Khatem Tower Abu Dhabi Global Market Square Al Maryah Island, Abu Dhabi United Arab Emirates

Item 2(c). Citizenship:

1.	Abu Dhabi Investment Authority (ADIA) is a public institution established by the Government of the Emirate of Abu Dhabi in 1976 as an independent investment institution. ADIA is a public institution wholly owned by the Emirate of Abu Dhabi and is subject to its supervision.

2.	Platinum Falcon B 2018 RSC Limited is a restricted scope company organized under the laws of the Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates.

Item 2(d). Titles of Classes of Securities:

Common Stock, $0.01 par value per share

Item 2(e). CUSIP Number:

69355F102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4. Ownership

(a)	Amount Beneficially Owned:
See responses to Item 9 on each cover page.
(b)	Percent of Class:
See responses to Item 11 on each cover page.
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.
(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2022

ABU DHABI INVESTMENT AUTHORITY

/s/ Saif AlMashghouni
By: Saif AlMashghouni
Title: Authorized Signatory

/s/ Hamad AlDhaheri
By: Hamad AlDhaheri
Title: Authorized Signatory

PLATINUM FALCON B 2018 RSC LIMITED

/s/ Saif AlMashghouni
By: Saif AlMashghouni
Title: Authorized Signatory

/s/ Hamad AlDhaheri
By: Hamad AlDhaheri
Title: Authorized Signatory